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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

   Landuyt              William                    M.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   Millennium Chemicals Inc.
--------------------------------------------------------------------------------
                                    (Street)
   230 Half Mile Road

--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

   Red Bank                    NJ                   07701
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2. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc. (MCH)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   February 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)

   March 2000
================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

          Chairman and Chief Executive Officer

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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.01 par value/share                                                                 4,654         I        401(k)(1)
                                                                                                                            (1A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                 4,223         I        401(k)
                                                                                                                           window(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/15/00        J               11,475       D                              D       restricted
                                                                                                                        stock(3)(3A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/15/00        D               27,308       D     15.00    341,056         D       restricted
                                                                                                                        stock(3)(3B)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                79,035         D        (3A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                 2,890         I        (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    1/04/00        A        V      190          A     19.5                     I        (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    1/20/00        A        V       92          A     20.9375                  I        (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/03/00        A        V      102          A     18.8125                  I        (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/22/00        A        V      127          A     15.1221                  I        (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/22/00        A        V      24,673       A     14.9412  139,695         I        (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                 3,243         I        (6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                   200         I        (7)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1. Represents the value of the Reporting Persons's Company Stock Fund Account in the Company's 401(k) plan as of January 31, 2000, expressed as share equivalents. As of such date, approximately 97.98% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

1A.This filing corrects the original form 4, which incorrectly reported the 4,223 shares held in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan twice: once in the 401(k) account and again in the 401(k) Individual Brokered Account.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of December 31, 1999.

3. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows:
   (i) 74,676 shares which will vest in equal installments on October 8, 2000 and 2001, (ii) 42,352 shares which will vest in equal installments on December 31, 2000, 2001, 2002, 2003 and 2004, and (iii) 224,027 shares which may be earned in equal installments on December 31, 2000 and 2001 subject to the achievement of performance goals based on a cash flow return on invest-ment formula, 50% of which may be distributed when earned and 50% of which may be distributed over a five-year period commencing on the date earned.

3A.On February 15, 2000, 42,352 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan, of which 11,475 shares were transferred to the Reporting Person's former spouse pursuant to the divorce settlement.

3B.On February 15, 2000, 27,308 shares of restricted stock were forfeited to the Company based on performance against goals for the period ended December 31, 1999.

4. Represents shares held by two trusts created by the Reporting Person for his two children.

5. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

6. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

7. Represents shares owned by the Reporting Person's spouse. These shares were owned by such spouse prior to their marriage in January 2000.




---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.